Filed Pursuant to Rule 433

Registration Statement No. 333-151848

November 17, 2009

Issuer:	HealthSouth Corporation
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$290,000,000
Gross Proceeds:	$285,148,300
Net Proceeds to Issuer (before expenses):	278,985,800
Coupon:	8.125%
Maturity:	February 15, 2020
Offering Price:	98.327%
Yield to Maturity:	8.375%
Spread to Treasury:	+502 basis points
Benchmark:	UST 3.375% due 11/15/2019
Ratings:	Caa1/CCC+
Interest Pay Dates:	February 15 and August 15
Beginning:	February 15, 2010
Equity Clawback:	Up to 35% at 108.125%
Until:	February 15, 2013
Optional redemption:	Make-whole call at T+50bps until February 15, 2015, then:

On or after:	Price:
February 15, 2015	104.063%
February 15, 2016	102.708%
February 15, 2017	101.354%
February 15, 2018 and thereafter	100.000%

Change of control:		Put @ 101% of principal plus accrued interest
Trade Date:		November 17, 2009
Settlement Date:	(T+9)	December 1, 2009
CUSIP:		421924BG5
ISIN:		US421924BG51
Denominations:		2,000x1,000
Bookrunners:		J.P. Morgan
Barclays Capital
Goldman, Sachs & Co.

It is expected that delivery of the notes will be made against payment therefor on or about December 1, 2009, which is the ninth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+9”). You should note that trading of the notes on the date of pricing or on the succeeding five business days may be affected by the T+9 settlement. Purchasers who wish to trade notes on the date of pricing or the succeeding five business days will be required, by virtue of the fact that the notes initially will settle in T+9, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement, including a prospectus dated November 16, 2009 (Registration Statement No. 333-151848), and a preliminary prospectus supplement dated November 16, 2009, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-245-8812.

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